FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 7, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2015 (1Q15). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

First quarter 2015 Results

CONSOLIDATED

▪ Consolidated net sales grew 14.8%, driven by strong organic growth: 20 new store openings in the quarter, for a total of 211 new stores in the last 12 months;

▪ Stronger cash flow and better working capital enabled the Company to close the quarter with cash position R$ 771 million higher than in 1Q14;

▪ Increase of 7.1% in the amount of interim earnings per share in 2015 (R$0.15 per preferred share and R$0.136365 per common share);

▪ Increase of 2.1% in Adjusted EBITDA on comparable basis (1), with margin of 7.6%, virtually stable compared to 1Q14;

▪ Net income growth of 7.3% on comparable basis (1), for net margin of 2.7%, higher than in the year-ago period.

FOOD BUSINESSES

▪ Recovery in food category performance with same-store sales growth of 4.9% (vs. 2.1% in 4Q14);

▪ Market share gains delivered by Extra and Assaí banners;

▪ Assaí’s resilient and adequate positioning translate in EBITDA growth of 30.4%.

VIA VAREJO

▪ Continued gains in market share, according to January and February data from the Monthly Trade Survey conducted by IBGE underline Via Varejo’s strategy for the year

▪EBITDA margin of 10.1%, expanding 110 bps from the year-ago period, coupled with net income growth of 42.5%

(1) The international operations of Cnova have been consolidated in GPA since 3Q14, and are not reflected in 1Q14 figures. Therefore, for comparison purposes, Cnova consolidated results (Cnova Brasil and International operations)  were excluded from 1Q14 and 1Q15.

	Consolidated (2)			Food Businesses			Via Varejo
(R$ million)(3)	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ

GrossRevenue (4)	19,200	16,637	15.4%	9,644	8,933	8.0%	6,085	6,237	-2.4%
Net Revenue (4)	17,237	15,009	14.8%	8,916	8,259	8.0%	5,371	5,442	-1.3%
Gross Profit	4,132	3,747	10.3%	2,100	1,967	6.8%	1,778	1,675	6.2%
GrossMargin	24.0%	25.0%	-100 bps	23.6%	23.8%	-20 bps	33.1%	30.8%	230 bps
Total Operating Expenses	(3,215)	(2,724)	18.1%	(1,604)	(1,445)	11.0%	(1,245)	(1,191)	4.6%
% of Net Revenue	18.7%	18.1%	60 bps	18.0%	17.5%	50 bps	23.2%	21.9%	130 bps
EBITDA (5)	949	1,050	-9.6%	511	534	-4.4%	546	495	10.3%
EBITDA Margin	5.5%	7.0%	-150 bps	5.7%	6.5%	-80 bps	10.2%	9.1%	110 bps
Adjusted EBITDA(6)	1,017	1,077	-5.6%	538	569	-5.4%	541	488	10.9%
Adjusted EBITDA Margin	5.9%	7.2%	-130 bps	6.0%	6.9%	-90 bps	10.1%	9.0%	110 bps
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%	(172)	(132)	30.1%	(88)	(160)	-44.9%
% of Net Revenue	1.6%	2.3%	-70 bps	1.9%	1.6%	30 bps	1.6%	2.9%	-130 bps
Company's Net Profit	252	338	-25.6%	118	172	-31.2%	269	189	42.5%
Net Margin	1.5%	2.3%	-80 bps	1.3%	2.1%	-80 bps	5.0%	3.5%	150 bps
Adjusted Net Income (7)	311	362	-14.3%	139	201	-30.8%	265	184	44.3%
Adjusted Net Margin	1.8%	2.4%	-60 bps	1.6%	2.4%	-80 bps	4.9%	3.4%	150 bps

(2) Includes the results of Cnova (Cnova Brasil + Cdiscount Group); (3) Totals and percentages may not add up due to rounding; All margins were calculated as a percentage of net sales; (4) Includes revenue from lease of commercial centers; Prior periods were reclassified for comparison purposes; (5) Earnings before interest, tax, depreciation and amortization; (6) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (7) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax. Also excluded are the effects of nonrecurring direct income tax.

Sales Performance

	Net Sales
(R$ million)	1Q15	1Q14	Δ
Consolidated (1)	17,237	15,009	14.8%
Food Businesses	8,916	8,259	8.0%
Multivarejo(2)	6,605	6,428	2.8%
Assaí	2,312	1,831	26.3%
Non-Food Businesses	8,338	6,750	23.5%
Cnova (3)	2,950	1,308	125.6%
Via Varejo (4)	5,388	5,442	-1.0%

Net 'Same-Store' Sales
1Q15
Consolidated (1)	4.0%
Multivarejo + Assaí	3.7%
Cnova(3)	19.5%
Via Varejo (4)	-2.3%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers, prior periods were reclassified for comparability purposes; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volume; (4) It includes revenues from intercompany operations. Apart from the closure of 42 stores between 2Q14 and 1Q15, in compliance with CADE, the growth was 0.1% in the quarter.

Sales Performance - Consolidated

Consolidated net sales in the quarter amounted to R$17.2 billion, increasing 14.8%, reflecting the opening of 211 new stores in the last 12 months and same-store sales growth of 4.0%. Excluding the effects from the Cdiscount consolidation, net sales grew 5.9% in the period.

In the food segment (Multivarejo + Assaí), net sales grew 8.0%, while in the non-food segment (Via Varejo + Cnova) net sales grew 23.5% (3.6% excluding Cdiscount), reflecting the more cautious behavior of consumers due to the macroeconomic environment.

Same-store sales increased 4.0%, with the highlights for Cnova (19.5%) and the Food segment (3.7% vs. 1.0% in 4Q14), which has accelerated driven by the performance of Assaí and the sequential improvement in the Extra banner. The Company's strategy focus on price competitiveness and the success of the commercial dynamics implemented in recent months drove same-store sales growth in the food category, which supported a recovery in market share, primarily at hypermarkets.

The quarter was marked by the opening of 20 new stores, of which 14 were opened by Multivarejo, 3 by Assaí and 3 by Via Varejo.

Food Business (Multivarejo + Assaí)

▪  Net sales in the Food segment grew 8.0% to R$8.9 billion in the quarter. This performance is mainly explained by the opening of 128 new stores opened in the last 12 months, with 105 convenience stores (86 Minimercado Extra and 19 Minuto Pão de Açúcar), 10 Assaí, 8 Pão de Açúcar, 3 Extra Super and 2 drugstores. On a same-store basis, net sales grew 3.7%.

▪    Multivarejo posted an important recovery in sales in the quarter, with a return to positive same-store sales growth. The initiatives to improve price competitiveness and commercial dynamics have supported sequential improvement in the Extra banner since July 2014, with an important recovery in same-store sales in 1Q15, reversing the trend to achieve positive growth. This improvement was due to the new level of sales performance in food categories at hypermarkets, with recoveries in both sales volume and customer traffic at stores.

▪    The strategy's success and Assaí's positioning translated into a continuation of the strong growth rates of recent quarters, indicating the format's excellent resilience. In 1Q15, net sales grew 26.3%, driven by strong same-store sales growth and the opening of 10 stores in the last 12 months. During the quarter, 3 stores were opened, 2 of which in the Northeast, a region that already accounts for 18 of the banner's 87 stores. These store openings are part of the acceleration of the expansion plan for 2015.

Via Varejo

▪     In 1Q15, net sales amounted to R$5.4 billion, stable in relation to 1Q14 after excluding the effects of the closure of 42 stores between 2Q14 and 1Q15 to comply with Brazil’s antitrust authority CADE. Including store closures, net sales decreased 1.0%. On a same-store basis, net sales decreased by 2.3%.

▪     According to the Monthly Trade Survey (PMC) conducted by IBGE in January and February, the furniture, electronics and home appliance markets registered market share expansion in both specialty and overall markets (which includes online sales).

▪    Considering the more challenging macroeconomic scenario, market share expansion continues to be the Company’s main focus, which should leverage its position as the dominant market player, its strong cash position, its solid partnership with suppliers and leadership in media as the largest advertiser in Brazil, according to IBOPE.

▪    Based on the successful results of pilot initiatives under the “Crescer Mais” Project, Via Varejo’s growth strategy is to start rolling out these initiatives, which include:

i)              Complete revamp of the furniture category, with improved design, improved store ambience and offering of customized furniture at competitive prices;

ii)             Mobile Project, which involves a comprehensive renovation of the telephone category, with post-paid plan offerings from Brazil’s leading mobile operators;

iii)            Accelerated organic expansion in higher-growth regions;

iv)            Repositioning of the Ponto Frio banner.

The highlights in the quarter were the smartphone and white line categories, while the television category contracted the most during the period, mainly as a result of the strong comparison base for this category created by the World Cup in the first half of 2014;

▪    Via Varejo closed 1Q15 with 1,037 stores. Three new Casas Bahia stores were opened in the quarter.

CNOVA

The following comments are part of the Cnova sales release published on April 10, 2015. The amounts are expressed in Euros, the entity's functional currency, and refer to the consolidated results of Cnova N.V which are on a comparable basis (Cnova’s international operations are  reflected in 1Q14).

▪    Cnova net sales grew 17.8%, from € 777.4 million in 1Q14 to € 915.5 million in 1Q15, despite the challenging macroeconomic scenario in Brazil;

▪    Cnova announced yet another quarter of strong growth in the marketplace platforms, with increased market share in both regions;

▪    Cnova intensified investments in 1Q15 to stimulate future growth through: (i) rapid expansion of the click-and-collect network in Brazil and increase in the number of collection points in France for large products; (ii) consolidation of the infrastructure required for a more effective supply chain and customer service; (iii) investments in strategic IT systems, both in Brazil (launch of a new recommendation tool, migration to a new ERP together with a new inventory management system and new customer service system), and in France (launch of new warehouse management system and a new search engine).

 Cdiscount

▪    Cdiscount net sales once again registered double-digit growth of 16.4% in 1Q15 compared to 1Q14, increasing from € 358.1 million to € 416.8 million;

▪    The share of marketplaces in Cdiscount sales reached 24.7% of GMV in 1Q15;

▪    Cnova intensified investments stimulate future growth.

Cnova Brasil

▪    The effectiveness of the strategic model implemented by Cnova Brasil resulted in an 18.3% sales growth in 1Q15 compared to 1Q14, from R$1.359 billion to R$1.608 billion;

▪    Cnova Brasil intensified strategic investments to improve customer service and accelerate growth:

o    Doubling of collection points in relation to the end of 4Q14, totaling 210 at the end of 1Q15, including immediate availability of products in select Casas Bahia and Pontofrio stores.

o    In Greater São Paulo, centralization of operations of two light product distribution centers in a single distribution center shared with Via Varejo in Jundiaí(3) and preparations for opening two warehouses in Midwest and South regions.

o    Selective investments in marketing initiatives to attract new customers.

o    Selective investments in human resources to strengthen strategic areas such as the marketplace platforms, collection points, logistics and IT.

o    Successful launch of three new marketplaces (Casas Bahia, Pontofrio and Cdiscount) in 1Q15, further strengthening the brand portfolios.

o    Growth in share of marketplace in Cnova Brasil sales, from 2.1% of GMV in 1Q14 to 6.3% of GMV in 1Q15, for an increase of 295% in the period.

Operating Performance

Consolidated

(R$ million)	1Q15	1Q14	Δ
Gross Revenue (1)	19,200	16,637	15.4%
Net Revenue (1)	17,237	15,009	14.8%
Gross Profit	4,132	3,747	10.3%
Gross Margin	24.0%	25.0%	-100 bps
Selling Expenses	(2,716)	(2,372)	14.5%
General and Administrative Expenses	(459)	(346)	32.8%
Equity Income	28	22	28.0%
Other Operating Revenue (Expenses)	(68)	(28)	146.1%
Total Operating Expenses	(3,215)	(2,724)	18.1%
% of Net Revenue	18.7%	18.1%	60 bps
Depreciation (Logistic)	32	26	23.5%
EBITDA	949	1,050	-9.6%
EBITDA Margin	5.5%	7.0%	-150 bps
Adjusted EBITDA (2)	1,017	1,077	-5.6%
Adjusted EBITDA Margin	5.9%	7.2%	-130 bps

(1) As of 2014, includes revenue from lease of commercial centers. Prior periods were reclassified for comparability purposes; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

GPA started to consolidate Cnova’s international operations in 3Q14. Therefore, for the purpose of comparison with 1Q15, note that the results of these operations were not included in the 1Q14 figures.

All business segments registered gross margin expansion in the quarter. However, the 100 bps margin decline was due to the Cnova and Assaí mix effect.  On comparable basis,  which excludes Cnova Consolidated results (Cnova Brasil and International operation) from 1Q14 and 1Q15, gross margin improved by 50 basis points, from 26.6% to 27.1%.

Selling, general and administrative expenses increased 16.8% compared to 1Q14, due to the following factors:

(i)   consolidation of Cnova’s international operations (which were not consolidated into the Company in 1Q14);

(ii)  increase in electricity costs and higher expenses with health plan benefits, which outpaced inflation in all Group companies;

(iii)  higher expenses with store expansion (211 stores opened in the last 12 months).

On comparable basis, selling, general and administrative expenses grew 8.6% this quarter.

EBITDA adjusted by Other Operating Income and Expenses, on comparable basis, grew 2.1% from 1Q14, with EBITDA margin of 7.6%, virtually in line with the same period in the previous year (7.7%). Adjusted EBITDA including the Cnova operation came to R$1.017 billion, with adjusted margin of 5.9%.

Multivarejo

(R$ million)	1Q15	1Q14	Δ
Gross Revenue (1)	7,147	6,962	2.7%
Net Revenue (1)	6,605	6,428	2.8%
Gross Profit	1,786	1,724	3.6%
Gross Margin	27.0%	26.8%	20 bps
Selling Expenses	(1,197)	(1,076)	11.3%
General and Administrative Expenses	(155)	(160)	-2.8%
Equity Income	21	15	37.8%
Other Operating Revenue (Expenses)	(27)	(35)	-22.1%
Total Operating Expenses	(1,358)	(1,255)	8.2%
% of Net Revenue	20.6%	19.5%	110 bps
Depreciation (Logistic)	13	11	15.9%
EBITDA	441	481	-8.2%
EBITDA Margin	6.7%	7.5%	-80 bps
Adjusted EBITDA (2)	468	516	-9.2%
Adjusted EBITDA Margin	7.1%	8.0%	-90 bps

   (1) Includes revenue from lease of commercial centers. Prior periods were reclassified for comparison purposes; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

In 1Q15, the Company strengthened its competitiveness strategy, chiefly in the Extra banner. The multi-format structure, which includes the Pão de Açúcar, Extra Super and convenience banners, enabled the Company to compensate the efforts aimed at driving competitiveness, resulting in the maintenance of Multivarejo’s gross margin. The 20 bps gross margin expansion in the quarter was due to the increase in revenue from lease of commercial centers. Sales of seasonal items during Easter had no impact on gross margin this quarter.

Selling, general and administrative expenses increased by 9.4% from 1Q14, reflecting the impacts of wage increases at the end of 2014 and higher expenses with health plan benefits, which outpaced inflation, as well as electricity costs; and higher expenses with store expansion (118 stores opened in the last 12 months); in addition to reinforced operational structures at stores to drive revenue growth. This quarter, the Company was successful in keeping general and administrative expenses under strict control.

EBITDA adjusted by Other Operating Income and Expenses came to R$468 million, with margin of 7.1%.

Assaí

(R$ million)	1Q15	1Q14	Δ
Gross Revenue	2,497	1,972	26.6%
Net Revenue	2,312	1,831	26.2%
Gross Profit	314	243	29.3%
Gross Margin	13.6%	13.3%	30 bps
Selling Expenses	(216)	(170)	27.4%
General and Administrative Expenses	(29)	(20)	43.4%
Other Operating Revenue (Expenses)	(1)	(0)	195.4%
Total Operating Expenses	(246)	(190)	29.3%
% of Net Revenue	10.6%	10.4%	20 bps
Depreciation (Logistic)	1	0	182.9%
EBITDA	69	53	30.4%
EBITDA Margin	3.0%	2.9%	10 bps

Assaí continued to post strong growth, which, coupled with higher same-store sales growth compared to inflation, resulted in net sales of R$2.3 billion in the quarter, up 26.2% from 1Q14. In the last 12 months, the banner opened 10 stores, three of which were in the quarter.

Gross margin expanded 30 basis points, from 13.3% in 1Q14 to 13.6% in 1Q15, mainly due to the maturation of stores. Operating expenses as a percentage of net sales increased 20 basis points, primarily due to new store openings in the last 12 months.

EBITDA amounted to R$69 million, growing 30.4%, with EBITDA margin expanding 10 basis points, despite the impact of intensive store expansion (10 stores opened in the last 12 months). Assaí’s consistent performance in the quarter demonstrates the resilience of the format and appropriate positioning.

Via Varejo(1)

(R$ million)	1Q15	1Q14	Δ
Gross Revenue	6,085	6,237	-2.4%
Net Revenue	5,371	5,442	-1.3%
Gross Profit	1,778	1,675	6.2%
Gross Margin	33.1%	30.8%	230 bps
Selling Expenses	(1,104)	(1,075)	2.7%
General and Administrative Expenses	(153)	(129)	18.3%
Equity Income	7	6	4.1%
Other Operating Revenue (Expenses)	6	8	-25.8%
Total Operating Expenses	(1,245)	(1,191)	4.6%
% of Net Revenue	23.2%	21.9%	130 bps
Depreciation (Logistic)	13	11	20.4%
EBITDA	546	495	10.3%
EBITDA Margin	10.2%	9.1%	110 bps
Adjusted EBITDA (2)	541	488	10.9%
Adjusted EBITDA Margin	10.1%	9.0%	110 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

EBITDA totaled R$546 million in 1Q15, growing 10.3% from 1Q14. EBITDA margin expanded 110 bps in the quarter to 10.2%.

EBITDA growth is explained by the 230 bps gross margin expansion, driven by: i) effects of new sources of revenue from delivery and assembly, as well as synergies with other Group companies; ii) initiatives to drive efficiency in logistics and assembly activities throughout 2014, with maturation and full impact in 2015; iii) sales mix, especially in the smartphone category, with growth above the company average; iv) the gains resulting efficiency and new revenues, which enabled Via Varejo to bolster its competitiveness strategy;

The impact of inflation on fixed costs was partially mitigated by initiatives to improve operational efficiency, which resulted in total operating expenses increasing by 4.6%, well below the inflation (as per IPCA) of 8.1% in the period.

The following comments are part of the Cnova earnings release published on April 29, 2015. The amounts are expressed in Euros, the entity's functional currency, and refer to the consolidated results of Cnova N.V which are on a comparable basis (Cnova’s international operations are  reflected in 1Q14).

Cnova

	1Q15	1Q14	Δ
Operational
GMV (€ millions) (1)	1,248.2	973.7	28.2%
Placed Orders (millions) (2)	9.3	6.8	38.2%
Active Customers (millions) (3)	14.8	11.6	27.6%
Mobile share of traffic (4)	34.0%	22.0%	1.193 bps
Financial
Net sales (€ millions)	915.5	777.4	17.8%
Gross Profit Excluding Expansion To New Countries (5)	113.9	96.2	18.3%
(% net sales)	12.6%	12.4%	18 bps
Adjusted EBITDA Excluding Expansion to New Countries (6)	(13.2)	(1.4)
(% net sales)	-1.5%	-0.2%
Net financial expense (€ millions)	(5.4)	(15.0)
Adjusted EPS (7) (€)	(0.06)	(0.04)
Free Cash Flow (LTM) (€ millions) (8)	27.6	(47.1)
Net Cash / (Net Financial Debt) (9) (€ millions)	70.8	(135.2)

(1) Comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes; (2) Total number of orders placed before cancellation due to fraud detection or lack of payment by customers. (3) Customers who have made at least one purchase through our sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once; (4) Share of traffic on mobile devices excluding specialty and international websites; (5) Calculated as net sales less cost of sales, excluding impact from expansion to new countries; (6) Calculated as Operating Profit (Loss) Before Other Expenses and before depreciation and amortization expense and share-based payments, excluding impact from expansion to new countries; (7) Calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period; (8) Calculated as Net cash from operating activities less financial expenses paid in relation to factoring activities and less purchase of property and equipment and intangibles assets; (9) Calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt.

Business highlights:

▪  Strong commercial dynamics: net sales growth of 17.8% and GMV growth of 28.2%

▪  Improving quality of main commercial indicators:

o    Increase in the number of items per Unique Customer by 4.2% in 1Q15 for Cnova

o    Increase in the number of orders per Unique Customer by 11.9% in France and 5.4% in Brazil in 1Q15.

o    Increase in the mobile share of traffic to 45% at Cdiscount and 25% at Cnova Brazil.

▪  Improvement in Gross Margin excluding expansion to New Countries by 18 bps as a percentage of net sales.

▪  Increased investment in logistics and IT for future growth, impacting operating expenses.

▪  Improvement in net financial expense.

▪  Good Free Cash Flow generation of €27.6 million over the last twelve months vs -€47.1 million at the end of 1Q14, leading to a positive Net Cash position of €71 million at the end of 1Q15. On a constant currency basis, over the last twelve months, Free Cash Flow generation improved by €92 million (+€25.4 million in 2015 vs -€66.8 million in 2014).

Guidance:

▪  For the next nine months this year (April 2015 to December 2015), Cnova Net Sales are expected to grow by 19% compared with the same period in 2014, within a plus or minus 150 bps deviation, assuming constant currency.

Strong growth of net sales and GMV, improving quality of main commercial indicators, Gross Margin improvement excluding New Countries and impact on SG&A from increased investments for future growth.

▪  Cnova reported strong growth of net sales (+17.8%) and GMV (+28.2%).

o    Cdiscount achieved +16.4% growth in net sales and Cnova Brazil +18.3% in local currency.

o    Total marketplace share grew to 15.4% of GMV in 1Q15 from 8.5% in 1Q14, representing an increase in marketplace GMV of 132%.

▪  Cnova's strong commercial dynamics are sustained by improving quality of main commercial indicators:

o    Number of items per Unique Customer increased by 4.2% year-over-year for Cnova.

o    Number of orders per Unique Customer increased by 11.9% in France and 5.4% in Brazil.

o    Share of traffic from mobile devices grew to 34.0% in 1Q15, compared to 22.0% in 1Q14.

▪  Gross Margin excluding expansion to New Countries expanded by 18 bps as a percentage of net sales, reflecting:

o    Stable price positioning both in Brazil since the end of 3Q14 and in France since the end of 1Q14.

o    Increased contribution from marketplaces.

▪  Selling, general and administrative expenses (SG&A) went up as a result of increased investments to drive future growth:

o    Cnova accelerated the roll out of the click-and-collect network in Brazil by doubling the number of pick-up points at the end of 1Q15 compared to the end of 4Q14. In France, Cnova increased the number of pick-up points for large items which grew from 444 at the end of 1Q14 to 593 at the end of 1Q15.

o    Cnova strengthened its logistics infrastructure.  In France, the opening of the Paris warehouse combined with the ongoing extension of the Lyon distribution center have added 35% in capacity. These actions will enable the acceleration of express pick-up and same day delivery in Paris and Lyon for heavy products as well as manage the expanded product assortment. In Brazil, warehouse capacity is expected to increase by 23% by the end of 2015, in order to enhance product availability and to reduce by three days the delivery time for the Mid-West, South and Northeast regions.

o    Cnova accelerated the conversions to new IT systems both in France and in Brazil:

▪  In France, launch of a new warehouse management system (Manhattan), providing central visibility on inventories across multiple warehouses, enabling same day delivery.

▪  Implementation of a new search engine (Solr) at Cdiscount providing customers improved navigation tools across an expanded product offering.

▪  Implementation of a new mobile "responsive design" software at Cdiscount, which adapts online content and lay-out for mobile devices.

▪  In Brazil, acceleration of new IT system conversions including the transition to a new ERP and customer service system, as well as the launch of a new recommendation tool.

▪  Higher SG&A expenses also reflect increased investments to develop new specialty sites and to enter into new geographies:

o    Development of four new specialty sites to be launched in 2Q15, including MonCornerKids and MonCornerJardin, both already live.

o    Acceleration of international expansion with eight additional New Countries to be launched by year-end 2015, partly driven by expanded delivery areas of existing sites.

▪  Cnova has reduced its net financial expense from €15.0 million to €5.4 million. Excluding a €7.1 million positive non-recurring item, Cnova has reduced its net financial expense by 17% through active management of its cash balance and a stronger balance sheet.

Cnova has accelerated its cash generation with Free Cash Flow over the last twelve months of €27.6 million at the end of 1Q15 vs. -€47.1 million at the end of 1Q14.  Excluding the negative impact of exchange rate variation, Free Cash Flow over the last twelve months amounted to €25.4 million at the end of 1Q15 vs. -€66.8 million at the end of 1Q14, representing an improvement of €92 million.

Indebtedness

Consolidated

(R$ million)	03.31.2015	03.31.2014

Short Term Debt	(3,304)	(1,593)
Loans and Financing	(806)	(901)
Debentures	(2,498)	(691)
Long Term Debt	(3,419)	(4,399)
Loans and Financing	(2,523)	(2,000)
Debentures	(896)	(2,399)
Total Gross Debt	(6,723)	(5,992)
Cash and Financial investments	6,145	5,374
Net Debt	(578)	(617)
EBITDA (1)	4,829	4,001
Net Debt / EBITDA(1)	-0.12x	-0.15x
Payment Book - Short Term	(2,526)	(2,667)
Payment Book - Long Term	(113)	(126)
Net Debt with Payment Book	(3,217)	(3,410)
Net Debt with Payment Book / EBITDA(1)	-0.67x	-0.85x

(1)EBITDA in the last 12 months.

Net debt, including payment book operations, came to R$ 3.217 billion at the end of March 2015, for a decrease in the Net Debt from payment books/EBITDA ratio from 0.85 times in 1Q14 to 0.67 times in 1Q15, reflecting the lower debt level.

The higher cash flow and improved working capital enabled the Company to close the quarter with a balance of cash and financial investments of R$ 6.145 billion, or R$ 771 million higher than in the year-ago period.

The Company adopted the strategy of reducing the frequency of anticipation of receivables and, consequently, anticipated a lower volume of receivables in 1Q15 to close the quarter with receivables of R$ 1.5 billion.

Financial Result

Consolidated
(R$ million)	1Q15	1Q14	Δ

Financial Revenue	216	179	20.7%
Financial Expenses	(497)	(518)	-4.0%
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%
% of Net Revenue	1.6%	2.3%	-70 bps

Net Financial Revenue (Expenses)	(281)	(339)	-17.0%
Charges on Net Bank Debt	(84)	(45)	84.7%
Cost of Discount of Receivables of Payment	(88)	(81)	8.8%
Cost of Sale of Receivables of Credit Card	(91)	(183)	-50.3%
Restatement of Other Assets and Liabilities	(19)	(30)	-37.7%

Net financial result decreased 17.0% in the quarter to R$ 281 million, despite the hike in interest rate (average CDI rate), which increased 17.0% between 1Q14 and 1Q15. As a ratio of net revenue, net financial result decreased from 2.3% in 1Q14 to 1.6% in 1Q15.

This quarter, the Company registered a R$58 million improvement in its net financial result compared to 1Q14. The main factors in this increase were:

•         R$ 92 million reduction in the cost of sale of credit card receivables compared to the previous year, resulting from the Company’s strategy to reduce the frequency of anticipation of receivables and, consequently, the volume in Via Varejo and Multivarejo;

•         R$ 39 million increase in net bank debt charges, mainly due to the impact of the reduction in anticipation of receivables on the cash balance;

Net Income

Consolidated

(R$ million)	1Q15	1Q14	Δ

EBITDA	949	1,050	-9.6%
Depreciation (Logistic)	(32)	(26)	23.5%
Depreciation and Amortization	(231)	(191)	20.8%
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%
Income Before Income Tax	405	493	-18.0%
Income Tax	(153)	(155)	-1.3%
Net Income - Company	252	338	-25.6%
Net Margin	1.5%	2.3%	-80 bps
Net Income - Controlling Shareholders	192	244	-21.3%
Net Margin - Controllings Shareholders	1.1%	1.6%	-50 bps
Other Operating Revenue (Expenses)	(68)	(28)	146.1%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	9	4	140.6%
Adjusted Net Income - Company (1)	311	362	-14.3%
Adjusted Net Margin - Company	1.8%	2.4%	-60 bps
Adjusted Net Income - Controlling Shareholders (1)	226	271	-16.5%
Adjusted Net Margin - Controlling Shareholders	1.3%	1.8%	-50 bps

(1) Net Income adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax. Also excluded are the effects of nonrecurring direct income tax.

GPA started to consolidate Cnova’s international operations in 3Q14. Therefore, for the purpose of comparison with 1Q15, note that the results of these operations were not reflected in the 1Q14 figures.

The Company’s net income on comparable basis, which excludes Cnova Consolidated results (Cnova Brasil and International Operations) from 1Q14 and 1Q15, came to R$387 million, growing 7.3% from 1Q14, for net margin of 2.7%, higher than in the same period of the previous year. Including Cnova, net income totaled R$252 million, for net margin of 1.5%. Adjusted by Other Operating Income and Expenses, net income reached R$311 million, with net margin of 1.8%, led by improved profitability of Via Varejo and Assaí.

Simplified Cash Flow Statement

Consolidated
(R$ million)	1Q15	1Q14

Cash Balance at beginning of period	11,149	8,367
Cash Flow from operating activities	(4,639)	(1,814)
EBITDA	949	1,050
Cost of Sale of Receivables	(179)	(263)
Working Capital	(4,318)	(2,288)
Assets and Liabilities Variation	(1,091)	(312)
Cash flow from investment activities	(479)	(265)
Net Investment	(486)	(265)
Acquisition and Others	7	-
Change on net cash after investments	(5,118)	(2,079)
Cash Flow from financing activities	110	(938)
Net Proceeds (Payments)	110	(938)
Exchange rate	4	-
Change on net cash	(5,004)	(3,017)
Cash Balance at end of period	6,145	5,350
Net debt	(578)	(617)

The cash balance at the close of 1Q15 was R$6.145 billion, up R$795 million from 1Q14. It is worth highlighting the continuous improvement in working capital management, by 13 days(1) in the difference between inventory and trade accounts payable. Working capital was also impacted by R$1.5 billion from receivables that were not advanced in the period, due to the Company’s strategy to reduce the frequency of anticipation of receivables. As a result, accounts receivable increased 15 days(1) between 1Q14 and 1Q15.

(1)In COGS days

Capital Expenditure (Capex)

	Consolidated			Food Businesses			Via Varejo
(R$ million)	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ

New stores and land acquisition	136	107	27.0%	125	83	50.6%	11	24	-53.1%
Store renovations and conversions	125	70	77.3%	103	57	80.8%	22	13	62.3%
Infrastructure and Others	190	98	93.0%	75	61	23.7%	42	18	129.9%
Non-cash Effect
Financing Assets	65	-	n.a.	65	-	n.a.	-	-	n.a
Total	516	276	87.0%	368	200	83.6%	75	56	34.1%

The Group’s investments totaled R$516 million in 1Q15, up 87% from 1Q14, of which 71% was invested in the Food segment and 15% in Via Varejo.

In the Food segment, in line with the strategy to foster organic growth, 17 new stores were opened in the quarter, of which nine were Minimercado Extra, five were Minuto Pão de Açúcar and three were Assaí stores. Investments also reflected the initiatives to renovate stores in order to make them more attractive. This year, the Group plans to renovate a significant number of stores, especially in the Extra banner.

At Via Varejo, investments in the period were mainly related to implementation of new logistics management systems, as well as tools for credit analysis and management, and for increasing productivity at the stores and back office and stores renovation. In 1Q15, three Casas Bahia stores were opened in the Northeast, Southeast and South regions.

Note that efforts were maintained to optimize capex per m², to intensify store renovations and to continue capturing synergies, in order to make the Group more modern and efficient.

Dividends

Dividends 1Q15

In a meeting held on May 7, 2015, the Board of Directors approved the payment of interim dividends for 2015. Interim dividends for the first quarter of 2015 will amount to R$38.5 million, equivalent to R$ 0.15 per preferred share and R$ 0.136365 per common share. The interim earnings per share in 2015 will be 7.1% higher than in the previous year (R$0.14 per preferred share and R$0.127270 per common share in 2014).

All outstanding shares on May 18, 2015 will be entitled to dividends. As of May 19, 2015, the shares will be traded ex-dividends. The dividends will be paid by May 28, 2015.

Dividends 2014

At the Annual and Extraordinary Shareholders Meeting held on April 24, 2015, shareholders approved the amount of R$ 194 million relating to the balance unpaid dividends for the year 2014, equivalent to R$0.6889912644 per common share and R$0.7578903909 per preferred share. The Company will pay these dividends within 60 days from the date of the Annual and Extraordinary Shareholders Meeting. Shareholders of record on April 24, 2014 will be entitled to dividends. As of April 25, 2015, the shares will be traded ex-dividends until the date of payment of dividends, which will be informed at an appropriate moment.

The amount of dividends for the year 2014 totaled R$302 million, corresponding to R$ 1.070505415 per common share and R$ 1.177555957 per preferred share.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: The EBITDA calculation is performed in accordance with Instruction No. 527 of the Securities Commission of 10/04/12.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	03.31.2015	12.31.2014	03.31.2014	03.31.2015	12.31.2014	03.31.2014
Current Assets	21,297	24,133	16,382	8,381	9,770	6,930
Cash and Marketable Securities	6,145	11,149	5,374	3,388	4,854	2,431
Accounts Receivable	4,582	3,210	2,410	222	276	222
Credit Cards	1,761	220	189	67	79	76
Payment book	2,154	2,475	2,245	-	-	-
Sales Vouchers and Others	768	599	167	117	158	111
Allowance for Doubtful Accounts	(328)	(340)	(227)	(1)	(1)	(1)
Resulting from Commercial Agreements	227	256	36	39	40	36
Inventories	8,936	8,405	7,166	4,075	4,077	3,785
Recoverable Taxes	865	808	760	200	176	149
Noncurrent Assets for Sale	21	22	41	8	8	24
Dividends Receivable	27	26	-	26	26	-
Expenses in Advance and Other Accounts Receivables	721	513	630	462	353	320
Noncurrent Assets	21,830	21,367	19,576	15,517	15,295	15,266
Long-Term Assets	4,999	4,747	4,440	2,132	2,022	2,425
Accounts Receivables	86	105	103	-	-	-
Payment Book	94	115	112	-	-	-
Allowance for Doubtful Accounts	(8)	(10)	(9)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	2,350	2,136	1,532	498	432	382
Deferred Income Tax and Social Contribution	505	491	918	95	70	358
Amounts Receivable from Related Parties	333	313	167	178	163	306
Judicial Deposits	880	857	844	537	529	530
Expenses in Advance and Others	673	673	704	652	656	676
Investments	447	426	331	277	267	223
Property and Equipment	9,832	9,699	9,107	8,350	8,246	7,866
Intangible Assets	6,552	6,495	5,698	4,757	4,760	4,752
TOTAL ASSETS	43,127	45,500	35,958	23,898	25,065	22,196

LIABILITIES

	Consolidated			Food Businesses
	03.31.2015	12.31.2014	03.31.2014	03.31.2015	12.31.2014	03.31.2014
Current Liabilities	20,833	23,848	14,295	8,128	9,857	5,856
Suppliers	10,999	13,322	7,005	3,632	4,942	3,019
Loans and Financing	806	1,182	901	758	1,133	838
Payment Book (CDCI)	2,526	2,740	2,667	-	-	-
Debentures	2,498	2,672	691	2,090	2,052	275
Payroll and Related Charges	926	864	781	490	445	388
Taxes and Social Contribution Payable	652	867	720	158	258	293
Dividends Proposed	321	321	152	195	194	151
Financing for Purchase of Fixed Assets	37	98	35	37	98	35
Rents	104	115	70	70	75	70
Acquisition of Companies	75	73	70	75	73	70
Debt with Related Parties	924	261	25	382	351	361
Advertisement	64	94	71	25	39	35
Provision for Restructuring	-	1	23	-	1	23
Advanced Revenue	236	214	131	54	40	35
Others	665	1,024	953	163	156	261
Long-Term Liabilities	7,577	7,170	8,584	6,002	5,548	7,058
Loans and Financing	2,523	2,102	2,000	2,367	1,934	1,840
Payment Book (CDCI)	113	136	126	-	-	-
Debentures	896	896	2,399	896	896	1,999
Financing for Purchase of Assets	4	8	8	4	8	8
Acquisition of Companies	61	57	113	61	57	113
Deferred Income Tax and Social Contribution	1,181	1,133	1,061	1,178	1,129	1,058
Tax Installments	609	617	1,054	609	617	1,015
Provision for Contingencies	1,370	1,344	1,201	747	747	798
Advanced Revenue	777	834	514	104	127	120
Others	43	43	107	35	33	107
Shareholders' Equity	14,717	14,482	13,079	9,767	9,659	9,283
Capital	6,793	6,792	6,780	4,639	4,711	5,125
Capital Reserves	286	282	251	287	282	251
Profit Reserves	3,692	3,505	2,725	3,684	3,505	2,725
Adjustment of Equity Valuation	(5)	1	-	1	1	-
Minority Interest	3,951	3,902	3,323	1,157	1,160	1,182
TOTAL LIABILITIES	43,127	45,500	35,958	23,898	25,065	22,196

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ	1Q15	1Q14	Δ
Gross Revenue (1)	19,200	16,637	15.4%	9,644	8,933	8.0%	7,147	6,962	2.7%	2,497	1,972	26.6%	6,085	6,237	-2.4%
Net Revenue (1)	17,237	15,009	14.8%	8,916	8,259	8.0%	6,605	6,428	2.8%	2,312	1,831	26.2%	5,371	5,442	-1.3%
Cost of Goods Sold	(13,073)	(11,235)	16.4%	(6,802)	(6,280)	8.3%	(4,805)	(4,692)	2.4%	(1,996)	(1,588)	25.7%	(3,579)	(3,757)	-4.7%
Depreciation (Logistic)	(32)	(26)	23.5%	(14)	(12)	21.3%	(13)	(11)	15.9%	(1)	(0)	182.9%	(13)	(11)	20.4%
Gross Profit	4,132	3,747	10.3%	2,100	1,967	6.8%	1,786	1,724	3.6%	314	243	29.3%	1,778	1,675	6.2%
Selling Expenses	(2,716)	(2,372)	14.5%	(1,413)	(1,245)	13.5%	(1,197)	(1,076)	11.3%	(216)	(170)	27.4%	(1,104)	(1,075)	2.7%
General and Administrative Expenses	(459)	(346)	32.8%	(184)	(180)	2.3%	(155)	(160)	-2.8%	(29)	(20)	43.4%	(153)	(129)	18.3%
Equity Income	28	22	28.0%	21	15	37.8%	21	15	37.8%	-	-	0.0%	7	6	4.1%
Other Operating Revenue (Expenses)	(68)	(28)	146.1%	(28)	(35)	-20.6%	(27)	(35)	-22.1%	(1)	(0)	195.4%	6	8	-25.8%
Total Operating Expenses	(3,215)	(2,724)	18.1%	(1,604)	(1,445)	11.0%	(1,358)	(1,255)	8.2%	(246)	(190)	29.3%	(1,245)	(1,191)	4.6%
Depreciation and Amortization	(231)	(191)	20.8%	(165)	(154)	7.4%	(143)	(136)	5.3%	(22)	(18)	23.2%	(42)	(34)	23.4%
Earnings before interest and Taxes - EBIT	686	833	-17.6%	331	368	-10.2%	285	334	-14.6%	46	35	32.5%	491	450	9.1%
Financial Revenue	216	179	20.7%	106	102	3.8%	103	97	5.4%	3	5	-31.2%	66	81	-19.1%
Financial Expenses	(497)	(518)	-4.0%	(277)	(234)	18.6%	(253)	(217)	16.8%	(24)	(17)	41.9%	(154)	(241)	-36.2%
Net Financial Revenue (Expenses)	(281)	(339)	-17.0%	(172)	(132)	30.1%	(151)	(119)	26.1%	(21)	(12)	68.9%	(88)	(160)	-44.9%
Income Before Income Tax	405	493	-18.0%	159	237	-32.6%	134	214	-37.3%	25	22	12.2%	403	290	38.8%
Income Tax	(153)	(155)	-1.3%	(41)	(65)	-36.4%	(32)	(57)	-43.1%	(9)	(8)	13.2%	(134)	(102)	31.9%
Net Income - Company	252	338	-25.6%	118	172	-31.2%	102	157	-35.1%	16	14	11.6%	269	189	42.5%
Minority Interest - Noncontrolling	60	94	-36.8%	(3)	(6)	-42.4%	(3)	(6)	-42.4%	-	-	0.0%	152	107	42.5%
Net Income - Controlling Shareholders (2)	192	244	-21.3%	122	178	-31.6%	106	163	-35.4%	16	14	11.6%	116	82	42.5%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	949	1,050	-9.6%	511	534	-4.4%	441	481	-8.2%	69	53	30.4%	546	495	10.3%
Adjusted EBITDA (3)	1,017	1,077	-5.6%	538	569	-5.4%	468	516	-9.2%	70	53	31.1%	541	488	10.9%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	1Q15	1Q14		1Q15	1Q14		1Q15	1Q14		1Q15	1Q14		1Q15	1Q14
Gross Profit	24.0%	25.0%		23.6%	23.8%		27.0%	26.8%		13.6%	13.3%		33.1%	30.8%
Selling Expenses	15.8%	15.8%		15.8%	15.1%		18.1%	16.7%		9.4%	9.3%		20.6%	19.8%
General and Administrative Expenses	2.7%	2.3%		2.1%	2.2%		2.4%	2.5%		1.2%	1.1%		2.9%	2.4%
Equity Income	0.2%	0.1%		0.2%	0.2%		0.3%	0.2%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.4%	0.2%		0.3%	0.4%		0.4%	0.5%		0.0%	0.0%		0.1%	0.1%
Total Operating Expenses	18.7%	18.1%		18.0%	17.5%		20.6%	19.5%		10.6%	10.4%		23.2%	21.9%
Depreciation and Amortization	1.3%	1.3%		1.9%	1.9%		2.2%	2.1%		1.0%	1.0%		0.8%	0.6%
EBIT	4.0%	5.5%		3.7%	4.5%		4.3%	5.2%		2.0%	1.9%		9.1%	8.3%
Net Financial Revenue (Expenses)	1.6%	2.3%		1.9%	1.6%		2.3%	1.9%		0.9%	0.7%		1.6%	2.9%
Income Before Income Tax	2.3%	3.3%		1.8%	2.9%		2.0%	3.3%		1.1%	1.2%		7.5%	5.3%
Income Tax	0.9%	1.0%		0.5%	0.8%		0.5%	0.9%		0.4%	0.4%		2.5%	1.9%
Net Income - Company	1.5%	2.3%		1.3%	2.1%		1.5%	2.4%		0.7%	0.8%		5.0%	3.5%
Minority Interest - noncontrolling	0.3%	0.6%		0.0%	0.1%		0.1%	0.1%		0.0%	0.0%		2.8%	2.0%
Net Income - Controlling Shareholders(2)	1.1%	1.6%		1.4%	2.2%		1.6%	2.5%		0.7%	0.8%		2.2%	1.5%
EBITDA	5.5%	7.0%		5.7%	6.5%		6.7%	7.5%		3.0%	2.9%		10.2%	9.1%
Adjusted EBITDA (3)	5.9%	7.2%		6.0%	6.9%		7.1%	8.0%		3.0%	2.9%		10.1%	9.0%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	03.31.2015	03.31.2014
Net Income for the period	252	338
Adjustment for reconciliation of net income
Deferred income tax	57	34
Gain on disposal of fixed assets	15	1
Depreciation and amortization	264	217
Interests and exchange variation	328	286
Adjustment to present value	(1)	-
Equity pickup	(28)	(22)
Provision for contingencies	52	43
Share-Based Compensation	5	18
Allowance for doubtful accounts	96	74
Provision for obsolescence/breakage	(7)	(4)
Deferred revenue	(17)	45
Other Operating Expenses	2	-
	1,018	1,030
Asset (Increase) decreases
Accounts receivable	(1,411)	36
Inventories	(460)	(781)
Taxes recoverable	(263)	42
Other Assets	(206)	(274)
Related parties	(179)	(2)
Restricted deposits for legal proceeding	(15)	(23)
	(2,534)	(1,002)
Liability (Increase) decrease
Suppliers	(2,447)	(1,543)
Payroll and charges	59	(15)
Taxes and Social contributions payable	(245)	(287)
Other Accounts Payable	(405)	25
Contingencies	(66)	(22)
Deferred revenue	(19)	-
	(3,123)	(1,842)
Net cash generated from (used in) operating activities	(4,639)	(1,814)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	03.31.2015	03.31.2014

Sale of Investments	7	-
Acquisition of property and equipment	(413)	(235)
Increase Intangible assets	(103)	(41)
Sales of property and equipment	30	11
Net cash flow investment activities	(479)	(265)

Cash flow from financing activities
Increase (decrease) of capital	1	16
Funding and refinancing	1,571	1,536
Payments	(2,209)	(2,486)
Accounts payable related to acquisition of Companies	-	(4)
Proceeds from stock offering, net of issue costs	(4)	-
Intercompany loans	751	-
Net cash generated from (used in) financing activities	(641)	(938)

Monetary variation over cash and cash equivalents	4	-
Increase (decrease) in cash and cash equivalents	(5,004)	(3,017)

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	6,145	5,350
Change in cash and cash equivalents	(5,004)	(3,017)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	1Q15%		1Q14%		Δ

Pão de Açúcar	1,696	8.8%	1,587	9.5%	6.9%
Extra Supermercado	1,257	6.5%	1,261	7.6%	-0.3%
Extra Hiper	3,449	18.0%	3,481	20.9%	-0.9%
Convenience Stores (1)	213	1.1%	150	0.9%	41.9%
Assaí	2,497	13.0%	1,972	11.8%	26.6%
Other Businesses (2)	532	2.8%	483	2.9%	10.0%
Food Businesses	9,644	50.2%	8,933	53.7%	8.0%
Pontofrio	1,386	7.2%	1,502	9.0%	-7.7%
Casas Bahia	4,699	24.5%	4,735	28.5%	-0.8%
Cnova	3,472	18.1%	1,467	8.8%	136.7%
Non-Food Businesses	9,557	49.8%	7,704	46.3%	24.0%
Consolidated	19,200	100.0%	16,637	100.0%	15.4%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	1Q15%		1Q14%		”

Pão de Açúcar	1,562	9.1%	1,459	9.7%	7.0%
Extra Supermercado	1,183	6.9%	1,189	7.9%	-0.5%
Extra Hiper	3,137	18.2%	3,163	21.1%	-0.8%
Convenience Stores (1)	201	1.2%	142	0.9%	41.1%
Assaí	2,312	13.4%	1,831	12.2%	26.3%
Other Businesses (2)	522	3.0%	474	3.2%	10.1%
Food Businesses	8,916	51.7%	8,259	55.0%	8.0%
Pontofrio	1,232	7.1%	1,310	8.7%	-6.0%
Casas Bahia	4,139	24.0%	4,132	27.5%	0.2%
Cnova	2,950	17.1%	1,308	8.7%	125.6%
Non-Food Businesses	8,321	48.3%	6,750	45.0%	23.3%
Consolidated	17,237	100.0%	15,009	100.0%	14.8%

	Consolidated (1)		Food Businesses
	1Q15	1Q14	1Q15	1Q14

Cash	41.7%	42.7%	52.5%	53.5%
Credit Card	48.8%	47.6%	38.0%	38.1%
Food Voucher	5.4%	4.6%	9.5%	8.4%
Credit	4.1%	5.1%	0.0%	0.0%
Post-Dated Checks	0.0%	0.0%	0.0%	0.0%
Payment Book	4.0%	5.0%	-	-

 (1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2014	Opened	Closed	Converted	03/31/2015

Pão de Açúcar	181	-	-	-	181
Extra Hiper	137	-	-	-	137
Extra Supermercado	207	-	(1)	-	206
Minimercado Extra	240	9	-	-	249
Minuto Pão de Açucar	16	5	-	-	21
Assaí	84	3	-	-	87
Other Business	241	-	-	-	241
Gas Station	83	-	-	-	83
Drugstores	158	-	-	-	158
Food Businesses	1,106	17	(1)	-	1,122
Pontofrio	374	-	(3)	-	371
Casas Bahia	663	3	-	-	666
Consolidated	2,143	20	(4)	-	2,159

Sales Area ('000 m2 )
Food Businesses	1,752				1,769
Consolidated	2,864				2,880

# of employees ('000) (1)	160				158

 (1) Does not include Cdiscount employees.

1Q15 Results Conference Call and Webcast

Friday, May 8, 2015

10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0400

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2015 (1Q15), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2015 was 8.13%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network of over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash & carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 8, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.